APEX 2, INC.
90 SW 3rd Street Penthouse 4
 Miami FL 33130

May 10, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn: Yolanda Guobadia

Re:	Apex 2, Inc. Form 8-K filed March 22, 2013- Amendment filed May 7, 2013 File No. 0-54430

Dear Ms. Guobadia,

This letter is a point by point response to your letter of comments dated March 26, 2013 to Form 8-K of Apex2, Inc. (“Apex” or the “Company”) filed with the Securities and Exchange Commission on March 22, 2013 and later amended and filed on May 7, 2013. The item numbers below correspond to the item numbers in your comment letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.	Please correct the commission file number on the cover page. Our records show that your commission file number is 0-54430

REPLY: The Company has revised Form 8-K/A to correct the commission file number to 0-54430

2.
Please also revise your disclosure in the fourth and fifth paragraph in (a) and second paragraph in (b) to refer to the period from May 17, 2011 (inception) to December 31, 2011 rather than to the most recent fiscal year.

REPLY: The Company has revised Form 8-K/A in the fourth and faith paragraph to refer to the period from May 17, 2011 (inception) to December 31, 2011.

3.
Please amend your Form 8-K to state whether the decision to state whether the engagement of D. Brooks & Associates was recommended or approved by the board of directors. Refer to paragraph (a) (1) (iii) Item 304 of Regulation S-K.

REPLY: The Company has revised Form 8-K/A to state that the engagement of D. Brooks & Associates was approval of the Board of Directors.

Item 9.01 Financial Statements and Exhibits

4.	We note that you intend to file the letter from Kenne Ruan in an amendment. Please do so.

REPLY: The letter from Keen Ruan was filed with the form 8-K/A that was filed on May 7, 2013.

 The Company acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Martin Mobarak

Martin Mobarak
President